SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 13, 2020

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in this report on Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purpose of being and hereby are incorporated by reference into and as part of the Registration Statement on Form F-10 (File No. 333-222653) filed by the registrant under the Securities Act of 1933, as amended, and into each prospectus outstanding thereunder.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: January 13, 2020
	By:	/s/ Trevor English
	Name:	Trevor English
	Title:	Executive Vice President, Chief Financial & Corporate Development Officer Shaw Communications Inc.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended November 30, 2019

January 13, 2020

Advisories

The following Management’s Discussion and Analysis (“MD&A”) of Shaw Communications Inc. is dated January 13, 2020 and should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto for the quarter ended November 30, 2019 and the 2019 Annual Consolidated Financial Statements, the Notes thereto and related MD&A included in the Company’s 2019 Annual Report. The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated. References to “Shaw,” the “Company,” “we,” “us,” or “our” mean Shaw Communications Inc. and its subsidiaries and consolidated entities, unless the context otherwise requires.

Caution concerning forward-looking statements

Statements included in this MD&A that are not historic constitute “forward-looking information” within the meaning of applicable securities laws. They can generally be identified by words such as “anticipate,” “believe,” “expect,” “plan,” “intend,” “target,” “goal” and similar expressions (although not all forward-looking statements contain such words). Forward looking statements in this MD&A include, but are not limited to statements related to:

•	future capital expenditures;

•	proposed asset acquisitions and dispositions;

•	expected cost efficiencies;

•	financial guidance and expectations for future performance;

•	business and technology strategies and measures to implement strategies;

•	expected growth in subscribers and the products/services to which they subscribe;

•	competitive strengths;

•	expected project schedules, regulatory timelines, completion/in-service dates for the Company’s capital and other projects;

•	the expected number of retail outlets;

Shaw Communications Inc.

•	the expected impact of new accounting standards, recently adopted or expected to be adopted in the future;

•	the expected impact of government regulations or regulatory developments on the Company’s business, operations, and/or financial performance;

•	timing of new product and service launches;

•

the deployment of: (i) network infrastructure to improve capacity and coverage and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•	the expected growth in the Company’s market share;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•

the total restructuring charges (related primarily to severance and employee related costs as well as additional costs directly associated with the Company’s Total Business Transformation (“TBT”) initiative);

•	the anticipated annual cost reductions related to the Voluntary Departure Program (“VDP”) (including reductions in operating and capital expenditures) and the timing of realization thereof;

•	the impact that employee exits will have on Shaw’s business operations;

•	the outcome of the TBT initiative, including the timing thereof and the total savings at completion; and

•	the expansion and growth of the Company’s business and operations and other goals and plans.

All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. The Company’s management believes that its assumptions and analysis in this MD&A are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. These assumptions, many of which are confidential, include but are not limited to management expectations with respect to:

•	general economic conditions;

•	future interest rates;

•	previous performance being indicative of future performance;

•	future income tax rates;

•	future foreign exchange rates;

•	technology deployment;

•	future expectations and demands of our customers;

•	subscriber growth;

•	incremental costs associated with growth in Wireless handset sales;

•	pricing, usage and churn rates;

•	availability of devices;

•	content and equipment costs;

•	the completion of proposed transactions;

•	industry structure, conditions and stability;

•	government regulation and legislation (and its impact or projected impact on the Company’s business);

•	access to key suppliers and third-party service providers required to execute on its current and long term strategic initiatives on commercially reasonable terms;

•	retention of key employees;

•

the Company being able to successfully deploy: (i) network infrastructure required to improve capacity and coverage and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

Shaw Communications Inc.

•

the TBT initiative being completed in a timely and cost-effective manner and yielding the expected results and benefits, including: (i) resulting in a leaner, more integrated and agile company with improved efficiencies and execution to better meet Shaw’s consumers’ needs and expectations (including the products and services offered to its customers) and (ii) realizing the expected cost savings;

•	the Company being able to complete the employee exits pursuant to the VDP with minimal impact on business operations within the anticipated timeframes and for the budgeted amount;

•	the cost estimates for any outsourcing requirements and new roles in connection with the VDP;

•	the Company being able to gain access to sufficient retail distribution channels;

•	the Company being able to access the spectrum resources required to execute on its current and long term strategic initiatives; and

•	the integration of acquisitions.

You should not place undue reliance on any forward-looking statements. Many risk factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including but not limited to:

•	changes in general economic, market and business conditions;

•	changes in interest rates, income taxes and exchange rates;

•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;

•	changing industry trends, technological developments, and other changing conditions in the entertainment, information and communications industries;

•	changes in laws, regulations and decisions by regulators that affect the Company or the markets in which it operates;

•	technology, privacy, cyber security and reputational risks;

•	disruptions to service, including due to network failure or disputes with key suppliers;

•	the Company’s ability to execute its strategic plans and complete capital and other projects by the completion date;

•	the Company’s ability to grow subscribers;

•	the Company’s ability to grow market share;

•	the Company’s ability to close any transactions;

•	the Company’s ability to have the spectrum resources required to execute on its current and long-term strategic initiatives;

•	the Company’s ability to gain sufficient access to retail distribution channels;

•	the Company’s ability to access key suppliers and third-party service providers required to execute on its current and long-term strategic initiatives on commercially reasonable terms;

•	the Company’s ability to retain key employees;

•	the Company’s ability to achieve cost efficiencies;

•

the Company ability to complete the deployment of: (i) network infrastructure required to improve capacity and coverage and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•

the Company’s ability to implement the TBT initiative as planned and realize the anticipated benefits therefrom, including: (i) TBT resulting in a leaner, more integrated and agile company with improved efficiencies and execution to better meet Shaw’s consumers’ needs and expectations (including the products and services offered to its customers) and (ii) the ability to realize the expected cost savings;

•	the Company’s ability to complete employee exits pursuant to the VDP with minimal impact on operations;

•	technology, privacy, cyber security, and reputational risks;

•	opportunities that may be presented to and pursued by the Company;

•	the Company’s ability to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters;

•	the Company’s status as a holding company with separate operating subsidiaries; and

Shaw Communications Inc.

•	other factors described in this MD&A under the heading “Risks and Uncertainties” and in the MD&A for the year ended August 31, 2019 under the heading “Known events, Trends, Risks, and Uncertainties.”

The foregoing is not an exhaustive list of all possible risk factors.

Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

This MD&A provides certain future-oriented financial information or financial outlook (as such terms are defined in applicable securities laws), including the financial guidance and assumptions disclosed under “Outlook,” and the expected annualized savings to be realized from the VDP and the TBT for fiscal 2020. Shaw discloses this information because it believes that certain investors, analysts and others utilize this and other forward-looking information to assess Shaw’s expected operational and financial performance, and as an indicator of its ability to service debt and pay dividends to shareholders. The Company cautions that such financial information may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward-looking statements contained in this MD&A are expressly qualified by this statement.

Additional Information

Additional information concerning the Company, including the Company’s Annual Information Form, is available through the Internet on SEDAR which may be accessed at www.sedar.com. Copies of such information may also be obtained on the Company’s website at www.shaw.ca, or on request and without charge from the Corporate Secretary of the Company, Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4, telephone (403) 750-4500.

Non-IFRS and additional GAAP measures

Certain measures in this MD&A do not have standard meanings prescribed by IFRS and are therefore considered non-IFRS measures. These measures are provided to enhance the reader’s overall understanding of our financial performance or current financial condition. They are included to provide investors and management with an alternative method for assessing our operating results in a manner that is focused on the performance of our ongoing operations and to provide a more consistent basis for comparison between periods. These measures are not in accordance with, or an alternative to, IFRS and do not have standardized meanings. Therefore, they are unlikely to be comparable to similar measures presented by other entities.

Please refer to “Non-IFRS and additional GAAP measures” in this MD&A for a discussion and reconciliation of non-IFRS measures, including adjusted EBITDA, free cash flow, and the net debt leverage ratio.

Shaw Communications Inc.

Introduction

After undergoing a period of significant and transformational change, our focus has shifted to driving operational efficiency and executing on our strategic priorities through the delivery of an exceptional customer experience and a more agile operating model. Our strategic priorities include growing our wireless and broadband customers, identifying sustainable cost savings in our core Wireline business, and making the appropriate investments to capitalize on future growth. In fiscal 2019, we disposed of our entire equity investment in Corus Entertainment Inc. (“Corus”) which further solidified our balance sheet and allows us to continue our transformation into an agile, lean and digital-first organization that is focused on providing a seamless connectivity experience that meets the needs of its customers now and into the future. With our successful acquisition of 600 MHz spectrum across our wireless operating footprint, we can continue to improve our LTE experience, provide affordable options for our customers, and lay the foundation for 5G services.

Wireless

We made significant progress in our Wireless business and have firmly established Freedom Mobile as the industry innovator and recognized champion of wireless affordability for Canadians. Through years of thoughtful and strategic capital investing, we continue to expand and improve our facilities-based wireless network that is capable of meeting the evolving needs of our customers and continuing to fuel Freedom Mobile’s momentum. In fiscal 2019, we launched 19 new wireless markets in Alberta, British Columbia, and Ontario covering an additional population of 1.4 million. Our footprint now covers approximately 18 million people in some of Canada’s largest urban centres, or almost half of the Canadian population.

In the first quarter of fiscal 2020, Freedom Mobile continued to grow its customer base, adding 67,000 new postpaid customers. Freedom’s total wireless customer base has increased to over 1.7 million customers and the positive subscriber momentum is attributable to the continued success of our Big Gig data plans, further complemented by the newly launched Big Gig Unlimited and Absolute Zero campaigns all of which continue to attract high quality customers to Freedom Mobile. The growth and retention of our subscriber base and financial performance reflect the appeal of our differentiated value proposition. In addition, our Wireless service is accessible to more Canadians through the addition of national retail partners including Loblaws’ “The Mobile Shop”, Walmart and Mobilinq. When combined with our existing corporate and dealer store network, Freedom Mobile had over 700 locations distributing our products and services.

Supporting our Wireless revenue growth are the significant investments in our network and customer service capabilities. We are executing on our operating plan to improve our network and deploy spectrum in the most efficient way. Since the acquisition of Freedom Mobile, the Company continues to materially improve the customer network experience with the deployment of our Extended Range LTE, leveraging our 700 MHz spectrum, which provides customers with improved in-building service and extends service at the edge of the current coverage area. At the end of the first quarter, the build is substantially complete in Western Canada, with the remaining deployment of our 700 MHz spectrum expected to continue throughout fiscal 2020. While the network improvements have contributed to a trend of improving postpaid churn results, the increased competitive activity, including the launch of Unlimited and other aggressive offers in the market, have resulted in postpaid churn of 1.5% in the first quarter of fiscal 2020, which is a 22-basis point increase over the previous year but in line with the fourth quarter of fiscal 2019 results.

The Company also continues to deploy small cell technology (low-powered wireless transmitters and receivers with a range of 100 meters to 200 meters), designed to provide network coverage to smaller areas. As tall high-power macro towers keep the network signal strong across large distances, small cells suit more densely developed areas like city centres and popular venues by providing LTE/voice-over-LTE (“VoLTE”) quality, speed, capacity and coverage improvements in these high traffic areas. These network investments support continued growth in our Wireless business by significantly enhancing the customer

Shaw Communications Inc.

experience while consistently reducing churn and are the building blocks for emerging technologies, such as 5G.

Wireline

In our Wireline business, we have cemented our status as a technology leader with our BlueCurve and SmartSuite products. Throughout our digital transformation, we have made it easier to interact with our customers and to self-install our services. We also continue to work hard to streamline and simplify manual processes that improve the customer experience and day-to-day operations for our employees. This focus has played an instrumental role in executing our overall VDP program, which is approximately 84% complete as at the end of the first quarter of fiscal 2020.

Our focus remains on the execution and delivery of stable and profitable Wireline results. Through improved customer segmentation, the Company remains focused on growing Internet subscribers, primarily through two-year ValuePlans, and on attracting and retaining high quality Video subscribers. In the quarter, Shaw launched BlueCurve Total and Freedom Home Internet to address various segments of the market.

Our team is modernizing several aspects of our operations as we work to better meet the needs of today’s customer. We are leveraging insights from data to help us better understand customer preferences and provide them with the services they want, including the Shaw BlueCurve Gateway (DOCSIS 3.1 modem), Home App, and Pods. We are shifting customer interactions to digital platforms and driving more self-help, self-install and self-service. During the first quarter of fiscal 2020, over 48% of customers elected to self-install their services.

Shaw BlueCurve is a simple and powerful new technology that provides customers more coverage and greater control over their home Wi-Fi experience while at the same time helping redefine their relationship with in-home connected devices. The BlueCurve Home App is the latest innovative product that Shaw has introduced to market through its partnership with Comcast, and it is available with Shaw’s BlueCurve Gateway modem – the hub of our customers’ in-home content and connectivity experience. Shaw BlueCurve Pods expand in-home coverage by creating a mesh Wi-Fi network which blankets your home with wireless coverage and reduces the challenges of Wi-Fi dead spots. In the first quarter of fiscal 2020, Shaw launched BlueCurve Total, bundling a premium Internet and Video experience for high value customers.

The launch of Shaw BlueCurve technology is aligned with the Company’s strategic initiative regarding a more agile, innovative, and customer-centric approach to modernizing all aspects of its operations, including a more efficient delivery of products and services. Building on the BlueCurve Gateway modem, the Company launched IPTV in Calgary in May and continues to expand this service, which is now available in approximately 76% of its Western Canadian footprint. The Company expects to complete the roll out over the next several months.

Due to these enhancements and our focus on improving execution, our Consumer division added approximately 5,600 Internet customers in the first quarter of fiscal 2020 and significantly improved video subscriber losses. As we continue on our journey towards a modern Shaw, we are encouraged by the progress we have made as we improve upon the fundamentals of our Wireline business, further supporting the delivery of our broadband strategy throughout fiscal 2020.

We are capitalizing on the network investments that we have made, and continue to make, in pursuit of providing customers with an enhanced connectivity experience. The launch of Shaw BlueCurve is the latest way in which we are delivering more value to our customers with speed, coverage and control. Our BlueCurve platform is the foundation on which we will continue to introduce more innovations and, through this enhanced customer experience, we can more effectively differentiate ourselves from the competition and drive broadband growth, while building upon our journey to a modern Shaw.

Shaw Communications Inc.

Our Wireline Business division contributed solid results, leveraging our SmartSuite products that deliver enterprise-grade services to small and medium size businesses. Our SmartSuite products can scale to larger businesses, giving us opportunities to deliver services across Canada. Shaw Business customers also benefit from speed increases from Business Internet and SmartWiFi 150 and 300 plans moving to 300Mbps and 600Mbps, respectively. Shaw Business also provides download speeds of up to one gigabit, which will help customers keep up with the demands of their growing businesses.

Effective August 1, 2019 Shaw Business sold its Calgary-1 data center and will continue to focus on growing its market share. As previously disclosed, beginning September 1, 2019 Wholesale Third Party Internet Access (“TPIA”) Services and Broadcast Services, which were previously reported under Business revenue, are now reported under Consumer.

Fiscal 2020

The year ahead represents a significant inflection point in our free cash flow profile and a testament that the significant transformation undertaken in the past few years is yielding meaningful results. Our foundation is solid, and we will continue to drive growth across our Wireless, Broadband and Business segments which should translate into long-term sustainable free cash flow growth.

Shaw Communications Inc.

Selected financial and operational highlights

Basis of presentation

Fiscal 2020 results are reported in accordance with the newly adopted IFRS 16, Leases (“IFRS 16”). Supplementary information is provided in “Accounting Standards”, reflecting the previous leases policy and the changes from the adoption of the new standard. The adoption of IFRS 16 had a significant effect on our reported results. We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented were not restated and continue to be reported under International Accounting Standard (IAS) 17 – Leases, as permitted by the specific transition provisions of IFRS 16. The cumulative effect of the initial adoption of IFRS 16 was reflected as an adjustment to the impacted balance sheet accounts as at September 1, 2019.

In conjunction with the adoption of IFRS 16, we also updated certain of our non-IFRS and additional GAAP measures including renaming the previously disclosed “Operating income before restructuring costs and amortization” measure as “Adjusted EBITDA” to better align with language used by various stakeholders of the Company. We also amended our free cash flow definition to reflect the impact of IFRS 16 to account for lease payments that are no longer classified as operating expenses under the new standard. See the definitions and discussion under “Non-IFRS and additional GAAP measures” for more details.

Financial Highlights

	Three months ended November 30,
(millions of Canadian dollars except per share amounts)	2019	2018	Change %
Operations:
Revenue	1,383	1,354	2.1
Adjusted EBITDA(1)(2)	588	544	8.1
Adjusted EBITDA margin(1)(2)	42.5%	40.2%	5.7
Funds flow from continuing operations(3)	450	438	2.7
Free cash flow(1)	183	163	12.3
Net income(2)	162	186	(12.9)
Per share data:
Earnings per share
Basic and diluted	0.31	0.36
Weighted average participating shares for basic earnings per share outstanding during period (millions)	518	507

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”
(2)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not. See “Accounting Standards.”
(3)	Funds flow from operations is before changes in non-cash balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Shaw Communications Inc.

Key Performance Drivers

Shaw measures the success of its strategies using a number of key performance drivers which are defined and described under “Key Performance Drivers—Statistical Measures” in the 2019 Annual MD&A and in this MD&A below, which includes a discussion as to their relevance, definitions, calculation methods and underlying assumptions. The following key performance indicators are not measurements in accordance with IFRS, should not be considered alternatives to revenue, net income or any other measure of performance under IFRS and may not be comparable to similar measures presented by other issuers.

Subscriber (or revenue generating unit (“RGU”)) highlights

			Change Three months ended
	November 30, 2019	August 31, 2019	November 30, 2019	November 30, 2018
Wireline – Consumer
Video – Cable	1,464,423	1,478,371	(13,948)	(23,768)
Video – Satellite	671,348	703,223	(31,875)	(28,893)
Internet	1,917,351	1,911,703	5,648	5,606
Phone	741,567	767,745	(26,178)	(15,957)

Total Consumer	4,794,689	4,861,042	(66,353)	(63,012)

Wireline – Business
Video – Cable	43,465	41,843	1,622	(254)
Video – Satellite	37,989	35,656	2,333	558
Internet	174,380	173,686	694	1,248
Phone	383,687	379,434	4,253	8,649

Total Business	639,521	630,619	8,902	10,201

Total Wireline	5,434,210	5,491,661	(57,451)	(52,811)

Wireless
Postpaid	1,380,693	1,313,828	66,865	86,067
Prepaid	335,403	344,357	(8,954)	(20,452)

Total Wireless	1,716,096	1,658,185	57,911	65,615

Total Subscribers	7,150,306	7,149,846	460	12,804

In Wireless, the Company continued to add subscribers, adding a net combined 57,911 postpaid and prepaid subscribers in the quarter, consisting of 66,865 postpaid additions offset by 8,954 prepaid losses. The increase in the postpaid subscriber base reflects continued customer demand for the Big Gig data centric and Absolute Zero pricing and packaging options. The decrease in the prepaid customer base reflects higher churn due to increased competitive activity.

Wireline RGUs declined by 57,451 in the quarter compared to a loss of 52,811 RGUs in the first quarter of 2019. The current quarter includes growth in Consumer Internet RGUs of 5,648 whereas the mature products within the Consumer division, including Video, Satellite and Phone declined in the aggregate by 72,001 RGUs. Through improved customer segmentation, the Company remains focused on growing Internet subscribers, primarily through two-year ValuePlans, and on attracting and retaining high quality Video subscribers.

Shaw Communications Inc.

Wireless Postpaid Churn

Wireless postpaid subscriber or RGU churn (“postpaid churn”) measures success in retaining subscribers. Wireless postpaid churn is a measure of the number of postpaid subscribers that deactivated during a period as a percentage of the average postpaid subscriber base during a period, calculated on a monthly basis. It is calculated by dividing the number of Wireless postpaid subscribers that deactivated (in a month) by the average number of postpaid subscribers during the month. When used or reported for a period greater than one month, postpaid churn represents the sum of the number of subscribers deactivating for each period incurred divided by the sum of the average number of postpaid subscribers of each period incurred.

Postpaid churn of 1.50% in the first quarter of fiscal 2020 compares to 1.28% in the first quarter of fiscal 2019 as a result of the aggressive competitive offers available in the market during the quarter.

Wireless average billing per subscriber unit (“ABPU”)

Wireless average billing per subscriber per month (“ABPU”) is an industry metric that is useful in assessing the operating performance of a wireless entity. We use ABPU as a measure that approximates the average amount the Company invoices an individual subscriber unit on a monthly basis. ABPU helps us to identify trends and measures the Company’s success in attracting and retaining higher lifetime value subscribers. Wireless ABPU is calculated as service revenue (excluding the allocation of the device subsidy attributable to service revenue under IFRS 15) plus the monthly re-payments of the outstanding device balance owing from customers on contract, divided by the average number of subscribers on the network during the period and is expressed as a rate per month.

ABPU of $43.60 in the first quarter of fiscal 2020 compares to $41.73 in the first quarter of fiscal 2019. ABPU growth reflects the increased number of customers that are subscribing to higher value service plans and purchasing a device through Freedom Mobile.

Wireless average revenue per subscriber unit (“ARPU”)

Wireless ARPU is calculated as service revenue divided by the average number of subscribers on the network during the period and is expressed as a rate per month. This measure is an industry metric that is useful in assessing the operating performance of a wireless entity. ARPU also helps to identify trends and measure the Company’s success in attracting and retaining higher-value subscribers.

ARPU of $38.76 in the first quarter of fiscal 2020 compares to $38.39 in the first quarter of fiscal 2019. ARPU growth reflects the increased number of customers that are subscribing to higher value service plans.

Shaw Communications Inc.

Overview

For detailed discussion of divisional performance see “Discussion of operations”. Highlights of the consolidated first quarter financial results are as follows:

Revenue

Revenue for the first quarter of fiscal 2020 of $1.38 billion increased $29 million or 2.1% from $1.35 billion for the first quarter of fiscal 2019, highlighted by the following:

•

The year-over-year increase in revenue was primarily due to a $46 million or 16.9% increase in the Wireless division. Higher service revenues contributed an incremental $30 million to consolidated revenue, while equipment revenue increased $16 million or 15.1% compared to the first quarter of fiscal 2019.

•

The Business division contributed $5 million or 3.6% growth over the first quarter of fiscal 2019 to consolidated revenue reflecting continued Internet revenue growth and demand for the SmartSuite of business products. Excluding the effect of the disposal of the Calgary1 Data Centre on August 1, 2019, Business revenue increased approximately 5% year-over-year.

•

Consumer division revenue for the quarter decreased $21 million or 2.2% compared to the first quarter of fiscal 2019 as growth in Internet revenue were offset by declines in Video, Satellite and Phone subscribers and revenue.

Compared to the fourth quarter of fiscal 2019, consolidated revenue for the quarter increased 2.5% or $34 million. The increase in revenue over the prior quarter relates to an increase of $12 million in service revenue in the Wireless division, higher ABPU (up from $42.05 in the fourth quarter of fiscal 2019 to $43.60 in the current quarter), higher ARPU (up from $38.06 in the fourth quarter of fiscal 2019 to $38.76 in the current quarter) and a $26 million increase in Wireless equipment revenues partially offset by a $4 million decrease in Wireline revenues.

Adjusted EBITDA

Adjusted EBITDA for the first quarter of fiscal 2020 of $588 million increased by $44 million or 8.1% from $544 million for the first quarter of fiscal 2019, highlighted by the following:

•

The year-over-year improvement in the Wireless division of $27 million, or 61.4%, reflects an increase in underlying performance of $10 million, or 22.8%, and an increase of $17 million, or 38.6%, relating to the impact of the adoption of IFRS 16.

•

The year-over-year increase in the Wireline division of $17 million, or 3.4%, reflects a $21 million, or 4.2%, improvement due to the impact of the adoption of IFRS 16 while underlying performance was comparable with the prior year.

Adjusted EBITDA margin for the first quarter of 42.5% increased 230-basis points compared to 40.2% in the first quarter of fiscal. Excluding the impact of IFRS 16, adjusted EBITDA margin would have been essentially flat, at 40.2%.

Compared to the fourth quarter of fiscal 2019, adjusted EBITDA for the current quarter increased $54 million, or 10.1%, and primarily reflects the impact of the adoption of IFRS 16 in the current quarter, which contributed $38 million, or 7.1%, of the increase while the remainder of the increase was primarily due to an increase in the Wireline division as a result of the impact of the $10 million charge related to the CRTC decision related to wholesale broadband rates available to third party internet providers as well as an increase in the Wireless division, primarily due to higher revenues.

Shaw Communications Inc.

Free cash flow

Free cash flow for the first quarter of fiscal 2020 of $183 million increased $20 million from $163 million in the first quarter of fiscal 2019, mainly due to an $11 million decrease in capital expenditures and lower cash taxes. The $44 million increase in adjusted EBITDA was partially offset by the $30 million increase in payments relating to lease liabilities and the additional $11 million in interest on lease liabilities recorded in the quarter, all of which reflect the impact of the adoption of IFRS 16.

Net income (loss)

Net income of $162 million for the three months ended November 30, 2019 compared to a net income of $186 million for the same period in fiscal 2019. The changes in net income are outlined in the following table.

	November 30, 2019 net income compared to:
	Three months ended
(millions of Canadian dollars)	August 31, 2019	November 30, 2018
Increased adjusted EBITDA(1)(2)	54	44
Decreased (increased) restructuring costs	(10)	1
Increased amortization (2)	(53)	(41)
Change in net other costs and revenue(2)(3)	(10)	(35)
Decreased income taxes	16	7

	(3)	(24)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”
(2)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while comparative Fiscal 2019 figures do not. See “Accounting Standards”
(3)

Net other costs and revenue include equity income (loss) of an associate or joint venture, business acquisition costs, accretion of long-term liabilities and provisions, debt retirement costs, realized and unrealized foreign exchange differences and other losses as detailed in the unaudited Consolidated Statements of Income

The increase in adjusted EBITDA in the first quarter of fiscal 2020 primarily reflects the impact of adoption of IFRS 16 and is partially offset by the increase in amortization for the quarter which reflects an additional $35 million in amortization related to the newly recognized right of use assets under IFRS 16.

The increase in restructuring costs reflects the impact of the $10 million recovery of restructuring costs recorded in the fourth quarter of fiscal 2019 as a result of approximately 90 employees either rescinding their acceptance of the VDP package with the approval of the Company or forgoing their package to expedite their departure date.

Shaw Communications Inc.

Outlook

The Company confirms that it remains on track to meets its fiscal 2020 guidance, as follows:

Consolidated	Fiscal 2020 Guidance as reported [1]	Fiscal 2020 Guidance excluding IFRS 16 [1]
Adjusted EBITDA [2]	11% to 12%	4% to 5%
Capital Expenditures [3]	Approximately $1.1 billion	Approximately $1.1 billion
Free Cash Flow [4]	Approximately $700 million	Approximately $700 million

1.

Fiscal 2020 guidance reflects our preliminary estimate of the impact of the implementation of IFRS 16. While financial results for fiscal 2019 will not be restated, our preliminary estimate is that 2019 consolidated adjusted EBITDA would have increased by approximately $155 million (approximately 55% attributable to Wireline and 45% to Wireless) to $2,309 million. When applying the estimated IFRS 16 impact to fiscal 2019, our fiscal 2020 consolidated adjusted EBITDA represents growth of 4% to 5% as referenced in the table above.

2.

In conjunction with the adoption of IFRS 16, the Company renamed the previously disclosed “Operating income before restructuring costs and amortization” measure as “Adjusted EBITDA” to better align with language used by various stakeholders of the Company.

3.	Capital Expenditure guidance excludes expenditures for spectrum licenses.
4.

In conjunction with the adoption of IFRS 16, the Company amended its free cash flow definition to reflect the impact of IFRS 16 to account for lease payments that are no longer classified as operating expenses under the new standard.

The Company’s guidance also includes assumptions related to cost savings that will be achieved through the TBT initiative (specifically VDP savings) and are expected to amount to a combined $200 million in fiscal 2020 (approximately $125 million attributable to operating expenses and $75 million attributable to capital expenditures) which is materially in line with the original estimate of $215 million.

See “Caution concerning forward-looking statements.”

Non-IFRS and additional GAAP measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to revenue, net income or any other measure of performance required by IFRS.

Below is a discussion of the non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Shaw Communications Inc.

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) (previously referred to as “Operating income before restructuring costs and amortization”) is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt and is therefore calculated before items such as restructuring costs, equity income/loss of an associate or joint venture, amortization (a non-cash expense), taxes and interest. Adjusted EBITDA is one measure used by the investing community to value the business.

	Three months ended November 30,
(millions of Canadian dollars)	2019	2018
Operating income(1)	285	281
Add back (deduct):
Restructuring costs	—	1
Amortization:
Deferred equipment revenue	(4)	(6)
Deferred equipment costs	18	24
Property, plant and equipment, intangibles and other(1)	289	244

Adjusted EBITDA	588	544

(1)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not. See “Accounting Standards”

Adjusted EBITDA margin

Adjusted EBITDA margin (previously referred to as “Operating margin”) is calculated by dividing adjusted EBITDA by revenue. Adjusted EBITDA margin is also one of the measures used by the investing community to value the business.

	Three months ended November 30,
	2019	2018	Change %(1)
Wireline	48.5%	46.2%	5.0
Wireless	22.3%	16.2%	37.7

Combined Wireline and Wireless	42.5%	40.2%	5.7

(1)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not. See “Accounting Standards”

Net debt leverage ratio

The Company uses this ratio to determine its optimal leverage ratio. Refer to “Liquidity and capital resources” for further detail.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders.

In conjunction with the adoption of IFRS 16, we have amended our definition of free cash flow to remove the increase to adjusted EBITDA attributable to IFRS 16 to ensure a consistent focus on free cash flow generation.

Free cash flow is comprised of adjusted EBITDA, adding dividends from equity accounted associates, changes in receivable related balances with respect to wireline customer equipment financing transactions as a cash item and deducting capital expenditures (on an accrual basis and net of proceeds on capital

Shaw Communications Inc.

dispositions) and equipment costs (net), interest, cash taxes paid or payable, interest on lease liabilities and payments relating to lease liabilities, dividends paid on the preferred shares, recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow from continuing operations, including adjusted EBITDA continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are also reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Free cash flow is calculated as follows:

	Three months ended November 30,
(millions of Canadian dollars)	2019	2018	Change %
Revenue
Consumer	924	945	(2.2)
Business	143	138	3.6

Wireline	1,067	1,083	(1.5)
Service	196	166	18.1
Equipment	122	106	15.1

Wireless	318	272	16.9

	1,385	1,355	2.2
Intersegment eliminations	(2)	(1)	100.0

	1,383	1,354	2.1

Adjusted EBITDA(1)(3)
Wireline	517	500	3.4
Wireless	71	44	61.4

	588	544	8.1

Capital expenditures and equipment costs (net):(2)
Wireline	205	205	—
Wireless	55	66	(16.7)

	260	271	(4.1)

Free cash flow before the following	328	273	20.1
Less:
Interest on debt	(58)	(62)	(6.5)
Interest on lease liabilities(3)	(11)	—	>(100.0)
Cash taxes	(42)	(50)	(16.0)
Lease payments relating to lease liabilities(3)	(30)	—	>(100.0)
Other adjustments:
Non-cash share-based compensation	—	1	(100.0)
Pension adjustment	(2)	3	>(100.0)
Preferred share dividends	(2)	(2)	—

Free cash flow	183	163	12.3

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”
(2)	Per Note 3 to the unaudited interim Consolidated Financial Statements
(3)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not. See “Accounting Standards”

Shaw Communications Inc.

Discussion of operations

Wireline

	Three months ended November 30,
(millions of Canadian dollars)	2019	2018	Change %
Consumer(1)	924	945	(2.2)
Business(1)	143	138	3.6

Wireline revenue	1,067	1,083	(1.5)
Adjusted EBITDA(2)(3)	517	500	3.4

Adjusted EBITDA margin(2)(3)	48.5%	46.2%	5.0

(1)

As a result of a realignment of management responsibilities, revenues relating to the Wholesale TPIA Services and Broadcast Services operations, previously reported under the Business division are now reported as part of the Consumer division. Fiscal 2019 results have been restated to reflect this change.

(2)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not. See “Accounting Standards”
(3)	See definitions and discussion under “Non-IFRS and additional GAAP measures”

In the first quarter of fiscal 2020, Wireline RGUs decreased by 57,451 compared to a 52,811 RGU loss in the first quarter of fiscal 2019. The current quarter includes growth in Consumer Internet RGUs of approximately 5,648 whereas the mature products within the Consumer division, including Video, Satellite and Phone declined in the aggregate by 72,001 RGUs. Through improved customer segmentation, the Company remains focused on growing Internet subscribers, primarily through two-year ValuePlans, and on attracting and retaining high quality Video subscribers.

Revenue highlights include:

•

Consumer revenue for the first quarter of fiscal 2020 decreased by $21 million or 2.2%, compared to the first quarter of fiscal 2019 as growth in Internet revenue were offset by declines in Video, Satellite and Phone subscribers and revenue.

•	As compared to the fourth quarter of fiscal 2019, the current quarter revenue decreased by $6 million or 0.6%.

•

Business revenue of $143 million for the first quarter of fiscal 2020 was up $5 million or 3.6% over the first quarter of fiscal 2019, reflecting continued Internet revenue growth and demand for the SmartSuite of business products. Excluding the effect of the disposal of the Calgary1 Data Centre on August 1, 2019, Business revenue increased approximately 5% year-over-year.

•	As compared to the fourth quarter of fiscal 2019, the current quarter revenue increased $2 million or 1.4%.

Adjusted EBITDA highlights include:

•

Adjusted EBITDA for the first quarter of fiscal 2020 of $517 million increased 3.4% or $17 million from $500 million in the first quarter of fiscal 2019. The increase primarily reflects the impact of the adoption of IFRS 16, which contributed $21 million, or 4.2%, to the increase, and lower operating costs, mainly due to retroactive costs of $7.4 million related to the Copyright Board of Canada’s notice on rates payable for the Distant Signal Retransmission Tariff recorded in the prior year quarter, partially offset by the decrease in revenue in the current quarter.

•

As compared to the fourth quarter of fiscal 2019, Wireline adjusted EBITDA for the current quarter increased by $34 million, or 7.0%, mainly as a result of the impact of the adoption of IFRS 16, which contributed $21 million, or 4.3%, to the increase as well as the impact of the $10 million charge related to the CRTC decision to reduce wholesale broadband rates available to third party internet providers recorded in the fourth quarter of fiscal 2019.

Shaw Communications Inc.

Wireless

	Three months ended November 30,
(millions of Canadian dollars)	2019	2018	Change %
Service	196	166	18.1
Equipment and other	122	106	15.1

Wireless revenue	318	272	16.9
Adjusted EBITDA(1)(2)	71	44	61.4

Adjusted EBITDA margin(1)(2)	22.3%	16.2%	37.7

(1)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not. See “Accounting Standards”
(2)	See definitions and discussion under “Non-IFRS and additional GAAP measures”

The Wireless division added 57,911 RGUs in the first quarter of fiscal 2020 as compared to 65,615 RGUs gained in the first quarter of fiscal 2019. The net additions in the quarter consisted of 66,865 postpaid additions offset by 8,954 prepaid losses. The increase in the postpaid subscriber base reflects continued customers demand for the Big Gig data centric and Absolute Zero pricing and packaging options. The decrease in the prepaid customer base reflects higher churn due to increased competitive activity.

Revenue highlights include:

•

Revenue of $318 million for the first quarter of fiscal 2020 increased $46 million or 16.9% over the first quarter of fiscal 2019. The increase was driven mainly by higher service revenues which contributed an incremental $30 million or 18.1% to consolidated revenue primarily due to higher postpaid RGUs (approximately 265,000 since November 30, 2018) and a 4.5% and 1.0% year-over-year increase in ABPU to $43.60 and ARPU to $38.76, respectively. Equipment revenue also increased $16 million or 15.1% over the previous year.

•

As compared to the fourth quarter of fiscal 2019, the current quarter revenue increased $38 million or 13.6%, while ABPU increased by $1.55 or 3.7% (ABPU of $42.05 in the fourth quarter of fiscal 2019), and ARPU increased by $0.70 or 1.8% (ARPU of $38.06 in the fourth quarter of fiscal 2019). The quarter-over-quarter increase in both ABPU and ARPU reflect the growing penetration of the Big Gig data plans as well as the impact of our expanding and improving network.

Adjusted EBITDA highlights include:

•

Adjusted EBITDA of $71 million for the first quarter of fiscal 2020 improved by $27 million, or 61.4% over the first quarter of fiscal 2019. The increase reflects the impact of the adoption of IFRS 16, which contributed $17 million, or 38.6%, to the increase while the remaining increase was mainly due to postpaid RGU growth and the 1.0% increase in ARPU.

•

As compared to the fourth quarter of fiscal 2019, adjusted EBITDA for the current quarter increased $20 million or 39.2%, of which $17 million, or 33.3%, can be attributed to the impact of the adoption of IFRS 16.

Shaw Communications Inc.

Capital expenditures and equipment costs

	Three months ended November 30,
(millions of Canadian dollars)	2019	2018	Change %
Wireline
New housing development	35	30	16.7
Success-based	62	69	(10.1)
Upgrades and enhancements	80	65	23.1
Replacement	8	6	33.3
Building and other	20	35	(42.9)

Total as per Note 3 to the unaudited interim consolidated financial statements	205	205	—

Wireless
Total as per Note 3 to the unaudited interim consolidated financial statements	55	66	(16.7)

Consolidated total as per Note 3 to the unaudited interim consolidated financial statements	260	271	(4.1)

In the first quarter of fiscal 2020, capital investment of $260 million decreased $11 million from the comparable period in fiscal 2019. Total Wireline capital spending of $205 million remained consistent with the prior year period. Wireless spending decreased by approximately $11 million year-over-year primarily due to the timing of expenditures and lower planned investment in the quarter.

Wireline highlights include:

•

For the quarter, investment in combined upgrades, enhancements and replacement categories was $88 million, a $17 million or 23.9% increase over the prior year driven by higher planned Wireline spend on system network infrastructure.

•	Investments in new housing development was $35 million, a $5 million or 16.7% increase over the prior year, driven by residential and commercial customer network growth and acquisition.

•	Success-based capital for the quarter of $62 million was $7 million lower than the first quarter of fiscal 2019.

Wireless highlights include:

•

Capital investment of $55 million in the first quarter decreased relative to the first quarter of fiscal 2019 by $11 million, primarily due to the planned decrease in Wireless spending in the current year. In fiscal 2020, the Company continues to focus on investment in the Wireless network and infrastructure, specifically the deployment of 700 MHz spectrum, LTE and small cells as well as enhancements to the back-office systems, including the billing system and digital transformation projects.

Shaw Communications Inc.

Supplementary quarterly financial information

Quarter	Revenue	Adjusted EBITDA(2)	Net income (loss) attributable to equity shareholders	Net income (loss)(3)	Basic and Diluted earnings (loss) per share
(millions of Canadian dollars except per share amounts)
2020
First(1)	1,383	588	162	162	0.31
2019
Fourth	1,349	534	165	165	0.31
Third	1,322	528	226	228	0.44
Second	1,315	548	154	154	0.30
First	1,354	544	186	186	0.36
2018
Fourth	1,326	556	196	196	0.38
Third	1,289	538	(99)	(99)	(0.20)
Second	1,329	483	(175)	(175)	(0.35)

(1)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2018 and Fiscal 2019 figures do not. See “Accounting Standards ”
(2)	See definition and discussion under “Non-IFRS and additional GAAP measures.”
(3)	Net income attributable to both equity shareholders and non-controlling interests

F20 Q1 vs F19 Q4	In the first quarter of fiscal 2020, net income decreased $3 million compared to the fourth quarter of fiscal 2019 mainly due to a $23 million decrease in deferred taxes in the first quarter. This was partially offset by a $7 million increase in current taxes in the first quarter as well as the net impact of the adoption of IFRS 16 which resulted in a decrease to operating, general and administrative costs that was more than offset by increases to amortization of property, plant and equipment, intangibles and other and interest expense.

F19 Q4 vs F19 Q3	In the fourth quarter of fiscal 2019, net income decreased $63 million compared to the third quarter of fiscal 2019 mainly due to a $21 million increase in current taxes in the fourth quarter, a $41 million gain on the disposal of property, plant and equipment to a related party, a $15 million gain on the sale of a portfolio investment, and the $102 million impact of a tax rate change on deferred taxes partially offset by a $109 million loss on the disposal of the Company’s entire equity investment in Corus all recorded in the third quarter.

F19 Q3 vs F19 Q2	In the third quarter of fiscal 2019, net income increased $74 million compared to the second quarter of fiscal 2019 mainly due to a $41 million gain on the disposal of property, plant and equipment to a related party, a $15 million gain on the sale of a portfolio investment and the $102 million impact of a tax rate change on deferred taxes partially offset by a $109 million loss on the disposal of the Company’s investment in Corus all recorded in the third quarter.

F19 Q2 vs F19 Q1	In the second quarter of fiscal 2019, net income decreased $32 million compared to the first quarter of fiscal 2019 mainly due to a $20 million decrease in equity income related to the Company’s investment in Corus in the quarter and higher income taxes.

F19 Q1 vs F18 Q4	In the first quarter of fiscal 2019, net income decreased $10 million compared to the fourth quarter of fiscal 2018 mainly due to a $12 million decrease in adjusted EBITDA and a decrease in other gains mainly related to a $16 million gain on the sale of certain wireless spectrum licenses in the fourth quarter of fiscal 2018. These decreases were partially offset

Shaw Communications Inc.

by a $10 million increase in equity income related to the Company’s investment in Corus in the first quarter.

F18 Q4 vs F18 Q3	In the fourth quarter of fiscal 2018, net income improved by $295 million compared to the third quarter of fiscal 2018 primarily due to an impairment charge of $284 million related to the Company’s equity investment in Corus recorded in the third quarter.

F18 Q3 vs F18 Q2	In the third quarter of fiscal 2018, the net loss decreased $76 million compared to the second quarter of fiscal 2018 mainly due to a decrease in third quarter restructuring costs of $404 million and an increase in adjusted EBITDA. The increase was partially offset by an impairment charge of $284 million related to the Company’s investment in Corus and higher income taxes in the third quarter.

Other income and expense items

Restructuring costs

Restructuring costs generally include severance, employee related costs and other costs directly associated with a restructuring program. For the three months ended November 30, 2019, no additional restructuring charges related to the Company’s TBT initiative have been recorded, although a total of $437 million has been recorded since the beginning of the program in March 2018, of which $331 million has been paid up to and including November 30, 2019.

As a first step in the TBT, the VDP was offered to eligible employees in the second quarter of fiscal 2018. The outcome of the program had approximately 3,300 Shaw employees accepting the VDP package, representing approximately 25% of all employees at that time. In fiscal 2019, approximately 90 employees have either rescinded their acceptance of the VDP package with the approval of the Company or declined their package in order to expedite their departure date.

In the first quarter of fiscal 2020, approximately 370 employees exited the Company, bringing the total number of employees who have departed under the VDP to approximately 2,700 employees.

Amortization

	Three months ended November 30,
(millions of Canadian dollars)	2019	2018	Change %
Amortization revenue (expense)
Deferred equipment revenue	4	6	(33.3)
Deferred equipment costs	(18)	(24)	(25.0)
Property, plant and equipment, intangibles and other(1)	(289)	(244)	18.4

(1)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not. See “Accounting Standards”

Amortization of property, plant and equipment, intangibles and other increased $45 million, or 18.4% for the three months ended November 30, 2018. The increase in amortization reflects the impact of the adoption of IFRS 16 which resulted in an additional $35 million in amortization related to the newly recognized right of use assets as well as the amortization of new expenditures exceeding the amortization of assets that became fully amortized during the period.

Shaw Communications Inc.

Amortization of financing costs and interest expense

	Three months ended November 30,
(millions of Canadian dollars)	2019	2018	Change %
Amortization of financing costs – long-term debt	1	1	—
Interest expense(1)	71	62	14.5

(1)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2018 and Fiscal 2019 figures do not. See “Accounting Standards”

Interest expense for the three months ended November 30, 2019 was higher than the comparable periods primarily due to the impact of the adoption of IFRS 16, which resulted in an additional $11 million in interest expense related to lease liabilities partially offset by the lower average outstanding debt balances in the current period.

Equity income of an associate

For the three months ended November 30, 2019, the Company recorded equity income of $nil related to its interest in Corus, compared to equity income of $23 million for the comparable period. The Company disposed of 100% of its equity interest in Corus on May 31, 2019.

Other gains/losses

This category generally includes realized and unrealized foreign exchange gains and losses on U.S. dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership.

Income taxes

Income taxes are lower in the quarter compared to the first quarter of fiscal 2019 mainly due to the decrease in net income.

Shaw Communications Inc.

Financial position

Effective September 1, 2019, the Company adopted IFRS 16 and IFRIC 23 and has not restated comparatives for fiscal 2019. For the purposes of this analysis, the Company will therefore use September 1, 2019 figures for comparative purposes. See “Accounting Standards” for more information.

Total assets were $15.7 billion at November 30, 2019, compared to $17.0 billion at September 1, 2019. The following is a discussion of significant changes in the consolidated statement of financial position since September 1, 2019.

Current assets decreased $1,301 million primarily due to decreases in cash of $1,314 million and receivables of $4 million. These decreases were partially offset by increases in inventory of $5 million and current portion of contract assets of $11 million. Cash decreased primarily due to the repayment of $1.25 billion of senior notes and other financing activities as well as cash outlays for investing activities partially offset by funds flow from operations. Refer to “Liquidity and capital resources” for more information.

The current portion of contract assets increased over the period mainly due to an increase in Wireless subscribers participating in the Company’s discretionary wireless handset discount program, MyTab. Under IFRS 15, the portion of this discount relating to the handset is applied against equipment revenue at the point in time that the handset is transferred to the customer while the portion relating to service revenue is recorded as a contract asset and amortized over the life of the contract against future service revenues.

Property, plant and equipment decreased $26 million as the amortization of capital and right of use assets exceeded the capital investments and additions to right-of-use assets in the quarter.

Current liabilities decreased $1,315 million during the period primarily due to a decrease in the current portion of long-term debt of $1.25 billion due to the repayment of senior notes in October 2019, a decrease in accounts payable and accrued liabilities of $101 million, a decrease in current provisions of $36 million and a $9 million decrease in the current portion of contract liabilities. This was partially offset by an increase in short-term borrowings of $80 million.

Accounts payable and accruals decreased due to the timing of payment and fluctuations in various payables including capital expenditures, interest and programming costs. The decrease in current provisions was mainly due to the payment of restructuring costs related to the TBT. In connection with the VDP, the Company recorded a total of $437 million in restructuring charges in fiscal 2018 and 2019 primarily related to severance and other related costs, of which $331 million has been paid, $105 million is included in current provisions and $1 million is included in long-term provisions.

Short-term borrowings increased due to the draw of additional $80 million under the Company’s accounts receivable securitization program.

Shareholders’ equity increased $24 million mainly due to an increase in share capital of $32 million and a decrease in accumulated other comprehensive loss of $5 million partially offset by a decrease in retained earnings of $10 million. Share capital increased due to the issuance of 1,593,402 Class B Non-Voting Shares under the Company’s stock option plan and Dividend Reinvestment Plan (“DRIP”). This was partially offset by the impact of 919,731 shares that were re-purchased under the terms of the Company’s normal course issuer bid program. Retained earnings decreased due to current period income of $162 million more than fully offset by dividends of $155 million and the impact of shares re-purchased under the normal course issuer bid program of $17 million. Accumulated other comprehensive loss decreased due to the re-measurement recorded on employee benefit plans.

Shaw Communications Inc.

As at December 31, 2019, there were 494,299,430 Class B Non-Voting Shares, 10,012,393 Series A Shares, 1,987,607 Series B Shares and 22,372,064 Class A Shares issued and outstanding. As at December 31, 2019, 8,032,723 Class B Non-Voting Shares were issuable on exercise of outstanding options. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Trading Symbols: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Liquidity and capital resources

In the three-month period ended November 30, 2019, the Company generated $183 million of free cash flow. Shaw used its free cash flow along with cash of $1.3 billion, $80 million net proceeds from its accounts receivable securitization program, and proceeds from the issuance of Class B Non-Voting Shares of $3 million to fund the net working capital change of $123 million, pay common share dividends of $116 million, repay at maturity $1.25 billion 5.65% senior notes, repurchase $25 million in shares under the Company’s NCIB program, and pay $36 million in restructuring costs.

Debt structure and financial policy

The Company issued Class B Non-Voting Shares from treasury under its DRIP and incremental Class B Non-Voting Shares of $37 million during the three-month period ending November 30, 2019. On October 25, 2019, and in accordance with the terms of its Dividend Reinvestment Plan (the “DRIP”), the Company announced that in lieu of issuing shares from treasury, it will satisfy its share delivery obligations under the DRIP by purchasing Class B Non-Voting Shares on the open market. In addition, the Company reduced its discount from 2% to 0% for the Class B Non-Voting Shares delivered under the DRIP. These changes to the DRIP were first applied to the dividends payable on November 28, 2019 to shareholders of record on November 15, 2019.

The Company has established an accounts receivable securitization program with a Canadian financial institution which allows it to sell certain trade receivables into the program. As at November 30, 2019, the proceeds of the sales were committed up to a maximum of $200 million (with $120 million drawn under the program as at November 30, 2019). The Company continues to service and retain substantially all of the risks and rewards relating to the trade receivables sold, and therefore, the trade receivables remain recognized on the Company’s Consolidated Statement of Financial Position and the funding received is recorded as a current liability (revolving floating rate loans) secured by the trade receivables. The buyer’s interest in the accounts receivable ranks ahead of the Company’s interest and the program restricts it from using the trade receivables as collateral for any other purpose. The buyer of the trade receivable has no claim on any of our other assets.

As at November 30, 2019, the net debt leverage ratio for the Company was 2.5x. Considering the prevailing competitive, operational and capital market conditions, the Board of Directors has determined that having this ratio in the range of 2.5x to 3.0x would be optimal leverage for the Company in the current environment. Should the ratio fall below this, other than on a temporary basis, the Board may choose to recapitalize back into this optimal range. The Board may also determine to increase the Company’s debt above these levels to finance specific strategic opportunities such as a significant acquisition or repurchase of Class B Non-Voting Shares in the event that pricing levels were to drop precipitously. This target was updated from 2.0x to 2.5x in November 2019 based on the expected impact of IFRS 16.

Shaw Communications Inc.

The Company calculates net debt leverage ratio as follows(1):

(millions of Canadian dollars)	November 30, 2019	August 31, 2019(3)
Short-term borrowings	120	40
Current portion of long-term debt	1	1,251
Current portion of lease liabilities	113	—
Long-term debt	4,058	4,057
Lease liabilities	1,193	—
50% of outstanding preferred shares	147	147
Cash	(132)	(1,446)

(A) Net debt(2)	5,500	4,049

Adjusted EBITDA	2,198	2,154
Corus dividends	10	10

(B) Adjusted EBITDA including Corus dividends(2)	2,208	2,164

(A/B) Net debt leverage ratio	2.5x	1.9x

(1)	The following contains a description of the Company’s use of non-IFRS financial measures, provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.
(2)

These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies and have not been presented as an alternative to liquidity prescribed by IFRS.

(3)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not. See “Accounting Standards”.

On October 29, 2019, the Company announced that it had received approval from the Toronto Stock Exchange (“TSX”) to establish a NCIB program. The program commenced on November 1, 2019 and will remain in effect until October 31, 2020. As approved by the TSX, the Company has the ability to purchase for cancellation up to 24,758,127 Class B Shares representing 5% of all of the issued and outstanding Class B Shares as at October 18, 2019.

During the three months ended November 30, 2019, the Company has purchased 919,731 Class B Non-Voting Shares for cancellation for a total cost of approximately $25 million under the NCIB. From December 1, 2019 to December 31, 2019, the Company purchased an additional 938,273 Class B Non-Voting Shares for cancellation for a total cost of approximately $25 million under the NCIB.

On October 1, 2019, the Company repaid the $1.25 billion of 5.65% senior notes at maturity with cash on hand.

On December 9, 2019 the Company issued $800 million of senior notes, comprised of $500 million principal amount of 3.30% senior notes due 2029 and $300 million principal amount of $4.25% senior notes due 2049. The net proceeds of the offering of $792 million, along with cash on hand, were used to fund the redemption of the $500 million principal amount of 5.50% senior notes due 2020 and the $300 million principal amount of 3.15% senior notes due 2021 as noted below.

On December 24, 2019, the Company redeemed the $500 million principal amount of 5.50% senior notes due December 7, 2020 and the $300 million principal amount of 3.15% senior notes due February 19, 2021. In conjunction with the redemption, the Company paid make whole premiums of $17 million and accrued interest of $5 million.

Shaw Communications Inc.

Shaw’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios.

Covenant Limit
Shaw Credit Facilities
Total Debt to Operating Cash Flow(1) Ratio	< 5.00:1
Operating Cash Flow(1) to Fixed Charges(2) Ratio	> 2.00:1

(1)

Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization, restructuring, and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, less payments made with regards to lease liabilities for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.

(2)	Fixed Charges are defined as the aggregate interest expense, excluding the interest related to lease liabilities, for the most recently completed fiscal quarter multiplied by four.

As at November 30, 2019, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings which currently mature in December of 2024.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations, obligations, working capital requirements, including maturing debt, during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

As at November 30, 2019, the Company had $132 million of cash on hand, its $1.5 billion bank credit facility was fully undrawn and there was an additional $80 million available to draw under its accounts receivable securitization program.

Subsequent to quarter-end, on December 12, 2019, the Company drew an additional $80 million under its accounts receivable securitization program, bringing the total amount drawn under the program to $200 million. The program is now fully drawn.

Cash Flow

Operating Activities

	Three months ended November 30,
(millions of Canadian dollars)	2019	2018	Change %
Funds flow from operations	450	438	2.7
Net change in non-cash balances related to operations	(111)	(147)	24.5

	339	291	16.5

For the three months ended November 30, 2019, funds flow from operating activities increased over the comparable period in fiscal 2019 primarily due to an increase in the funds flow from operations which reflects the impact of the adoption of IFRS 16 where payments related to lease liabilities are reflected under financing activities for the current period and an increase in the net change in non-cash balances related to operations. The net change in non-cash balances related to operations fluctuated over the comparative period due to changes in accounts receivable, inventory and other current asset balances, and the timing of payment of current income taxes payable and accounts payable and accrued liabilities.

Investing Activities

	Three months ended November 30,
(millions of Canadian dollars)	2019	2018	Decrease
Cash used in investing activities	(310)	(379)	(69)

Shaw Communications Inc.

For the three months ended November 30, 2019, the cash used in investing activities decreased over the comparable period in fiscal 2019 due primarily to lower net additions of property, plant and equipment during the current period.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended November 30,
(millions of Canadian dollars)	2019	2018
Increase in short-term borrowings	80	—
Net (repayment) issuance of long-term debt	(1,250)	993
Bank facility arrangement costs	(1)	(2)
Payment of lease liabilities	(30)	—
Issue of Class B Non-Voting Shares	3	2
Purchase of Class B Non-Voting Shares for cancellation	(25)	—
Dividends paid on Class A Shares and Class B Non-Voting Shares	(116)	(98)
Dividends paid on Preferred Shares	(2)	(2)
Payment of distributions to non-controlling interests	(2)	—

	(1,343)	893

The increase in the payment of lease liabilities for the three months ended November 30, 2019 reflects the impact of the adoption of IFRS 16 in the current year with these outflows reflected in operating activities in fiscal 2019. See “Accounting standards” for further detail.

Contractual Obligations

There has been no material change in the Company’s contractual obligations, including commitments for capital expenditures, between August 31, 2019 and November 30, 2019.

Accounting standards

The MD&A included in the Company’s August 31, 2019 Annual Report outlined critical accounting policies, including key estimates and assumptions that management has made under these policies, and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. See “Critical Accounting Policies and Estimates” in the Company’s MD&A for the year ended August 31, 2019. The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as described below.

a)	New accounting standards

We adopted the following new accounting standards effective September 1, 2019.

•

IFRS 16 Leases was issued on January 2016 and replaces IAS 17 Leases. The new standard requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, instead requiring that leases be capitalized by recognizing the present value of the lease payments and showing them as lease assets (right-of-use assets) and representing the right to use the underlying leased asset. If lease payments are made over time, the Company would recognize a lease liability representing its obligation to make future lease payments. Certain short-term leases (less than 12 months) and leases of low-value may be exempted from the requirements and may continue to be treated as operating leases if certain elections are made. Lessors will continue with a dual lease classification model.

Shaw Communications Inc.

Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

As a result of adopting IFRS 16, the Company recognized a significant increase to both assets and liabilities on our Consolidated Statements of Financial Position as well as a decrease to operating costs, as a result of removing the lease expense, an increase to depreciation and amortization, due to the depreciation of the right-of-use asset, and an increase to finance costs, due to the accretion of the lease liability. Relative to the results of applying the previous standard, although actual cash flows are unaffected, the Company’s statement of cash flows will reflect increases in cash flows from operating activities offset equally by decreases in cash flows from financing activities.

Implementation

We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented are not restated. We recognized lease liabilities at September 1, 2019 for leases previously classified as operating leases, measured at the present-value of the lease payments using our incremental borrowing rate at that date, with the corresponding right-of-use asset generally measured at an equal amount, adjusted for any prepaid or accrued rent outstanding as at August 31, 2019.

As permitted by IFRS 16, we applied certain practical expedients to facilitate the initial adoption and ongoing application of IFRS 16 including the following:

•

not separate fixed non-lease components from lease components for certain classes of underlying assets. Each lease component and any associated non-lease components will be accounted for as a single lease component;

•	apply a single discount rate to a portfolio of leases with similar characteristics;

•	exclude initial direct costs from measuring the right-of-use asset as at September 1, 2019; and

•	use hindsight in determining the lease term where the contract contains purchase, extension, or termination options.

On transition, we have not elected the recognition exemptions on short-term leases or low-value leases; however, we may choose to elect these recognition exemptions on a class-by-class basis for new classes and lease-by-lease basis, respectively, in the future.

There was no significant impact for contracts in which we are the lessor.

•

IFRIC 23 Uncertainty over Income Tax Treatments was issued in 2017 to clarify how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It was required to be applied for annual periods commencing January 1, 2019, which for the Company was the annual period commencing September 1, 2019. The cumulative effect of the initial application of the new standard has been reflected as an adjustment to retained earnings at September 1, 2019. Refer to “Transition adjustments” below for details.

Shaw Communications Inc.

b)	Transition adjustments

Below is the effect of transition to IFRS 16 and the adoption of IFRIC 23 on our condensed consolidated Statement of Financial Position as at September 1, 2019.

(millions of Canadian dollars)	As reported as at August 31, 2019	Effect of IFRS 16 transition	Effect of IFRIC 23 transition	Subsequent to transition as at September 1, 2019
ASSETS
Current
Cash	1,446	—	—	1,446
Accounts receivable	287	—	—	287
Inventories	86	—	—	86
Other current assets	291	(16)	—	275
Current portion of contract assets	106	—	—	106

	2,216	(16)	—	2,200
Investments and other assets	37	—	—	37
Property, plant and equipment	4,883	1,338	—	6,221
Other long-term assets	195	—	—	195
Deferred income tax assets	4	—	—	4
Intangibles	7,979	—	—	7,979
Goodwill	280	—	—	280
Contract assets	52	—	—	52

	15,646	1,322	—	16,968
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings	40	—	—	40
Accounts payable and accrued liabilities	1,015	—	—	1,015
Provisions	224	—	(5)	219
Income taxes payable	82	—	(11)	71
Current portion of contract liabilities	223	—	—	223
Current portion of long-term debt	1,251	—	—	1,251
Current portion of lease liabilities	—	113	—	113

	2,835	113	(16)	2,932
Long-term debt	4,057	—	—	4,057
Lease liabilities	—	1,211	—	1,211
Other long-term liabilities	75	(2)	—	73
Provisions	79	—	—	79
Deferred credits	425	—	—	425
Contract liabilities	15	—	—	15
Deferred income tax liabilities	1,875	—	38	1,913

	9,361	1,322	22	10,705
Shareholders’ equity				—
Common and preferred shareholders	6,282	—	(22)	6,260
Non-controlling interests in subsidiaries	3	—	—	3

	6,285	—	(22)	6,263

	15,646	1,322	—	16,968

Shaw Communications Inc.

Prior to adopting IFRS 16, our total minimum operating lease commitments as at August 31, 2019 was $919 million. The weighted average discount rate applied to the total lease liabilities was 3.50% at September 1, 2019. The difference between the total of the minimum lease payments set out in Note 27 in our 2019 Audited Financial Statements and the total lease liability recognized on transition was a result of:

•	the inclusion of lease payments beyond minimum commitments relating to reasonably certain renewal periods or extension options that had not yet been exercised as at August 31, 2019;

•	the effect of discounting on the minimum lease payments; and

•

certain costs to which we are contractually committed under lease contracts but which do not qualify to be accounted for as a lease liability, such as variable lease payments not tied to an index or rate.

c)	Fiscal 2019 Accounting Policies Updated for IFRS 16

Leases

The following accounting policy applies as of September 1, 2019 following the adoption of IFRS 16. Prior to September 1, 2019, IAS 17 was applied as disclosed in the Company’s 2019 annual consolidated financial statements, as permitted by transition provisions of IFRS 16.

Leases are typically entered into for network infrastructure and equipment, including transponders, and land and buildings relating to the Company’s wireless and wireline networks, office space and retail stores. At inception of a contract, the Company assesses whether the contract contains a lease. A lease contract conveys the right to control the use of an identified asset for a period in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•	the contract involves the use of an identified asset;

•	the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

•	the Company has the right to direct the use of the identified asset.

Lease liabilities are initially measured at the present value of future lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if not readily determinable, the Company’s incremental borrowing rate. A single incremental borrowing rate is applied to a portfolio of leases with similar characteristics.

Lease payments included in the measurement of the lease liability are comprised of:

•	Fixed payments, including in-substance fixed payments;

•	Variable lease payments that depend on an index or rate;

•	Amounts expected to be payable under a residual value guarantee; and

•	Payments relating to purchase options and renewal option periods that are reasonably certain to be exercised, or periods subject to termination options that are not reasonably certain to be exercised.

The initial lease term included in the measurement of the lease liability is comprised of:

•	The non-cancellable period of the lease;

•	Periods covered by options to extend the lease, where the Company is reasonably certain to exercise the option; and

•	Periods covered by options to terminate the lease, where the Company is reasonably certain not to exercise the option.

Lease liabilities are subsequently measured at amortized cost using the effective interest method. Lease liabilities are remeasured when there is a lease modification, and a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-

Shaw Communications Inc.

of-use asset has been reduced to zero. The interest expense for lease liabilities is recorded in Interest expense in the Consolidated Statements of Income.

Variable lease payments that do not depend on an index or rate are not included in the measurement of lease liabilities and right-of-use assets. The related payments are expensed in Operating, general and administrative expenses in the period in which the event or condition that triggers those payments occurs.

Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, plus an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The Company presents right-of-use assets in Property, plant and equipment.

If we obtain ownership of the leased asset by the end of the lease term or the costs of the right-of-use asset reflects the exercise of a purchase option, we depreciate the right-of-use asset from the lease commencement date to the end of the useful life of the underlying asset. Otherwise, right-of-use assets are depreciated on a straight-line basis from the commencement date to the earlier of the end of the useful life or the end of the lease term. Right-of-use assets are periodically reduced by impairment losses, if any, and adjusted for certain remeasurements on the related lease liability. The depreciation charge for right-of-use assets is recorded in Amortization – Property, plant and equipment.

Significant Judgments and Estimates

The application of IFRS 16 requires the Company to make judgments that affect the valuation of the lease liabilities and the valuation of right-of-use assets. These include determining whether a contract contains a lease, determining the contract term, including whether or not to exercise renewal or termination options, and determining the interest rate used for discounting future cash flows.

Related party transactions

The Company’s transactions with related parties are discussed in its Management’s Discussion and Analysis for the year ended August 31, 2019 under “Related Party Transactions” and under Note 29 of the Consolidated Financial Statements of the Company for the year ended August 31, 2019.

There has been no material change in the Company’s transactions with related parties between August 31, 2019 and November 30, 2019.

Financial instruments

There has been no material change in the Company’s risk management practices with respect to financial instruments between August 31, 2019 and November 30, 2019. See “Known Events, Trends, Risks and Uncertainties – Interest Rates, Foreign Exchange Rates and Capital Markets” in the Company’s Management’s Discussion and Analysis for the year ended August 31, 2019 and the section entitled “Financial Instruments” under Note 30 of the Consolidated Financial Statements of the Company for the year ended August 31, 2019.

Shaw Communications Inc.

Internal controls and procedures

Details relating to disclosure controls and procedures, and internal control over financial reporting (“ICFR”), are discussed in the Company’s Management’s Discussion and Analysis for the year ended August 31, 2019 under “Certification.” Other than the items described below, there have been no changes in the Company’s ICFR in fiscal 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

On September 1, 2019, the Company adopted IFRS 16 Leases and implemented a new lease accounting system that enabled it to comply with the IFRS 16 requirements. As a result, certain additions and modifications have been made to the Company’s ICFR. Notably, the Company has:

•	updated its policies and procedures related to leases; and

•	implemented controls surrounding the recently implemented lease accounting system to ensure the inputs, processes, and outputs are accurate.

We continue to review the design of these controls and do not expect significant changes to our ICFR due to the adoption of the new standard in fiscal 2020.

Risks and uncertainties

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s MD&A for the year ended August 31, 2019 under “Known Events, Trends, Risks and Uncertainties”.

Government regulations and regulatory developments

See our MD&A in the Annual Report for the year ended August 31, 2019 for a discussion of the significant regulations that affected our operations as of November 27, 2019. The following is a list of the significant regulatory developments since that date.

Broadcasting Act

Licensing and Ownership

On August 31, 2018, the Company submitted renewal applications for its Direct-to-Home Undertaking and its Satellite Relay Distribution Undertaking licenses. On November 29, 2019 the Commission renewed both licenses for 7-year terms ending on August 31, 2026.

Potential for new or increased fees

On December 13, 2019, the Federal Government issued the Ministers’ mandate letters. The Minister of Canadian Heritage and the Minister of Innovation, Science and Industry have been directed to:

•	“modernize the Broadcasting Act and Telecommunications Act, examining how best to support Canadian content in English and French […]”; and

•

“introduce legislation by the end of 2020 that will take appropriate measures to ensure that all content providers, including internet giants, offer meaningful levels of Canadian content in their catalogues, contribute to the creation of Canadian content in both Official Languages, promote this content and make it easily accessible on their platforms.”

Shaw Communications Inc.

Any of the foregoing mandates could result in legislative changes or the introduction of new regulatory measures that results in new fees payable by the Company’s cable, Direct-to-Home and Satellite Relay Distribution services; and/or negatively impact the Company’s revenues.

Telecommunications Act

CRTC Review of Barriers to Broadband Deployment

On December 10, 2019, the Commission initiated a review to examine “potential barriers and/or regulatory solutions to building new facilities or interconnecting to existing facilities in order to extend broadband-capable networks more efficiently into underserved areas […].” The Commission specifically requested comments on barriers such as access to affordable transport services and efficient use of support structures; how and to what extent these barriers are preventing carriers from extending transport networks and offering services in underserved regions; and proposals on potential regulatory measures to address the barriers. The introduction of regulatory requirements applicable to the provision of wholesale transport services in rural or remote areas could negatively impact the Company’s revenues.

CRTC Third Party Internet Access Tariff Rates

On August 15, 2019, the CRTC issued Telecom Order 2019-288 (the “Order”), which set Shaw’s final wholesale high-speed access (“HSA”) service rates. The final rates are significantly lower than the interim rates set in October 2016, and retroactive to January 31, 2017. On December 13, 2019, Shaw, jointly with other cable companies (the “Cable Carriers”) filed an application with the CRTC to review and vary the rate-setting methodology and the resulting rates, as well as the requirement to make retroactive payments.

Any of the following developments could significantly reduce the amount that Shaw can charge for aggregated HSA service and negatively impact Shaw’s broadband wireline revenues and its ability to compete with Resellers and other facilities-based HSA providers: a decision by the Federal Court of Appeal to uphold the Order in a form that is substantially unvaried; a refusal by Cabinet to order a variance, rescission or reconsideration of the Order; and any variance or reconsideration of the Order by the CRTC (or lack thereof) that does not result in substantial changes to the Order.

Potential for new or increased fees

The Minister of Canadian Heritage and the Minister of Innovation, Science and Industry have been directed, pursuant to their mandate letters issued December 13, 2019, to “modernize the Broadcasting Act and Telecommunications Act as noted above, examining how best to […] ensure quality affordable internet, mobile and media access.” The Minister of Innovation, Science and Industry has also been directed to:

•	reduce mobile prices by 25% within two years, and failing that, to further expand mobile virtual network operators (“MVNOs”) in Canada and the CRTC’s mandate on affordable pricing; and

•	create a new Canadian Consumer Advocate to ensure a single point of contact for people who need help with federally regulated banking, telecom or transportation-related complaints.

Any of the foregoing mandates could result in the introduction of new regulatory measures that negatively impact the business practices of the Company and the ability to serve our customers; results in new fees payable by the Company’s wireless or wireline services; and/or negatively impact the Company’s revenues. If an MVNO regime is introduced, it could impact the Company’s ability to compete in the wireless market.

Shaw Communications Inc.

Radiocommunication Act

The Minister of Innovation, Science and Industry has also been mandated to award “spectrum access based on commitments towards consumer choice, affordability and broad access.” While the mandate letter also requires the Minister to “reserve space for new entrants”, any legislative or policy change that prevents the Company from obtaining new or additional spectrum licenses or renewing existing spectrum licenses could negatively impact the Company’s ability to compete in the wireless market.

Copyright Act

The Minister of Canadian Heritage and the Minister of Innovation, Science and Industry have been directed, pursuant to their mandate letters issued December 13, 2019, to work together in reviewing the Copyright Act. Any amendments to the Copyright Act that modify the terms and conditions applicable to the use of content, including the scope of flexibility pursuant to exceptions under the Copyright Act, could create increased fees and negatively impact the business practices of the Company, as well as the ability to serve our customers.

Personal Information Protection and Electronic Documents Act (“PIPEDA”) and Canadian Anti-Spam Legislation (“CASL”)

In June 2018, the Government initiated a National Digital and Data Consultation. This led to the Government’s publication, in May 2019, of a principles-based Digital Charter and a consultation to modernize PIPEDA.

The Minister of Canadian Heritage; the Minister of Innovation, Science and Industry; and the Minister of Justice and Attorney General of Canada, have been directed, pursuant to their mandate letters issued December 13, 2019, to “advance Canada’s Digital Charter and enhanced powers for the Privacy Commissioner in order to establish a new set of online rights” related to collection, use and storage of personal data. The Minister of Innovation, Science and Industry, with the support of the Minister of Canadian Heritage, has also been mandated to enact new legislation to “better protect people’s personal data and encourage greater competition in the digital marketplace”, with regulations overseen by a newly created Data Commissioner.

These processes could lead to changes to privacy regulation that increase privacy-related measures with which the Company is required to comply, as well as expose the Company to increased penalties and claims in connection with any non-compliance.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

(millions of Canadian dollars)	November 30, 2019	August 31, 2019
ASSETS
Current
Cash	132	1,446
Accounts receivable	283	287
Inventories	91	86
Other current assets [note 4]	276	291
Current portion of contract assets [note 11]	117	106

	899	2,216
Investments and other assets [note 15]	38	37
Property, plant and equipment	6,195	4,883
Other long-term assets	205	195
Deferred income tax assets	1	4
Intangibles	7,972	7,979
Goodwill	280	280
Contract assets [note 11]	69	52

	15,659	15,646

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings [note 6]	120	40
Accounts payable and accrued liabilities	914	1,015
Provisions [note 7]	183	224
Income taxes payable	72	82
Current portion of contract liabilities [note 11]	214	223
Current portion of long-term debt [notes 8 and 15]	1	1,251
Current portion of lease liabilities [notes 2 and 5]	113	—

	1,617	2,835
Long-term debt [notes 8 and 15]	4,058	4,057
Lease liabilities [notes 2 and 5]	1,193	—
Other long-term liabilities	64	75
Provisions [note 7]	80	79
Deferred credits	421	425
Contract liabilities [note 11]	15	15
Deferred income tax liabilities	1,924	1,875

	9,372	9,361
Shareholders’ equity [notes 9 and 13]
Common and preferred shareholders	6,287	6,282
Non-controlling interests in subsidiaries	—	3

	6,287	6,285

	15,659	15,646

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended November 30,
(millions of Canadian dollars)	2019	2018
Revenue [notes 3 and 11]	1,383	1,354
Operating, general and administrative expenses [note 12]	(795)	(810)
Restructuring costs [notes 7 and 12]	—	(1)
Amortization:
Deferred equipment revenue	4	6
Deferred equipment costs	(18)	(24)
Property, plant and equipment, intangibles and other	(289)	(244)

Operating income	285	281
Amortization of financing costs – long-term debt	(1)	(1)
Interest expense	(71)	(62)
Equity income of an associate or joint venture	—	23
Other losses	(3)	—

Income before income taxes	210	241
Current income tax expense [note 3]	36	35
Deferred income tax expense	12	20

Net income	162	186

Net income attributable to:
Equity shareholders	162	186

Earnings per share: [note 10]
Basic and diluted	0.31	0.36

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended November 30,
(millions of Canadian dollars)	2019	2018
Net income	162	186
Other comprehensive income [note 13]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	—	1
Share of other comprehensive income of associates	—	1

	—	2
Items that will not subsequently be reclassified to income:
Remeasurements on employee benefit plans	5	9

	5	11

Comprehensive income	167	197

Comprehensive income attributable to:
Equity shareholders	167	197

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Three months ended November 30, 2019

	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non controlling interest	Total equity
September 1, 2019, as previously reported	4,605	26	1,745	(94)	6,282	3	6,285
Transition adjustments—IFRIC 23 [note 2]	—	—	(22)	—	(22)	—	(22)

Restated balance as at September 1, 2019	4,605	26	1,723	(94)	6,260	3	6,263
Net income	—	—	162	—	162	—	162
Other comprehensive income	—	—	—	5	5	—	5

Comprehensive income	—	—	162	5	167	—	167
Dividends	—	—	(118)	—	(118)	—	(118)
Dividend reinvestment plan	37	—	(37)	—	—	—	—
Distributions declared to non-controlling interest	—	—	—	—	—	(3)	(3)
Shares issued under stock option plan	3	—	—	—	3	—	3
Shares repurchased [note 9]	(8)	—	(17)	—	(25)	—	(25)

Balance as at November 30, 2019	4,637	26	1,713	(89)	6,287	—	6,287

Three months ended November 30, 2018

	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non controlling interest	Total equity
Balance as at September 1, 2018	4,349	27	1,632	(39)	5,969	1	5,970
Net income	—	—	186	—	186	—	186
Other comprehensive income	—	—	—	11	11	—	11

Comprehensive income	—	—	186	11	197	—	197
Dividends	—	—	(102)	—	(102)	—	(102)
Dividend reinvestment plan	53	—	(53)	—	—	—	—
Shares issued under stock option plan	2	—	—	—	2	—	2
Share-based compensation	—	1	—	—	1	—	1

Balance as at November 30, 2018	4,404	28	1,663	(28)	6,067	1	6,068

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended November 30,
(millions of Canadian dollars)	2019	2018
OPERATING ACTIVITIES
Funds flow from continuing operations [note 14]	450	438
Net change in non-cash balances	(111)	(147)

	339	291

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(270)	(336)
Additions to equipment costs (net) [note 3]	(11)	(9)
Additions to other intangibles [note 3]	(28)	(34)
Net additions to investments and other assets	(1)	—

	(310)	(379)

FINANCING ACTIVITIES
Increase in short-term borrowings	80	—
Net (repayment) issuance of long-term debt	(1,250)	993
Bank facility arrangement costs	(1)	(2)
Payment of lease liabilities	(30)	—
Issue of Class B Non-Voting Shares [note 9]	3	2
Purchase of Class B Non-Voting Shares for cancellation [note 9]	(25)	—
Dividends paid on Class A Shares and Class B Non-Voting Shares	(116)	(98)
Dividends paid on Preferred Shares	(2)	(2)
Payment of distributions to non-controlling interests	(2)	—

	(1,343)	893

Increase (decrease) in cash	(1,314)	805
Cash, beginning of the period	1,446	384

Cash, end of the period	132	1,189

See accompanying notes.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian connectivity company whose core operating business is providing: Cable telecommunications, Satellite video services and data networking to residential customers, businesses and public-sector entities (“Wireline”); and wireless services for voice and data communications (“Wireless”). The Company’s shares are listed on the Toronto Stock Exchange (“TSX”), TSX Venture Exchange (“TSXV”) and New York Stock Exchange (“NYSE”) (Symbol: TSX—SJR.B, SJR.PR.A, SJR.PR.B, NYSE—SJR, and TSXV—SJR.A).

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company for the three months ended November 30, 2019 were authorized for issue by the Audit Committee on January 12, 2020.

a)	Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2019 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2019.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

b)	New accounting standards

We adopted the following new accounting standards effective September 1, 2019.

•

IFRS 16 Leases was issued on January 2016 and replaces IAS 17 Leases. The new standard requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, instead requiring that leases be capitalized by recognizing the present value of the lease payments and showing them as lease assets (right-of-use assets) and representing the right to use the underlying leased asset. If lease payments are made over time, the Company recognizes a lease liability representing its obligation to make future lease payments. Certain short-term leases (less than 12 months) and leases of low-value may be exempted from the requirements and may continue to be treated as operating leases if certain elections are made. Lessors will continue with a dual lease

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

As a result of adopting IFRS 16, the Company recognized a significant increase to both assets and liabilities on our Consolidated Statements of Financial Position as well as a decrease to operating costs, as a result of removing the lease expense, an increase to depreciation and amortization, due to the depreciation of the right-of-use asset, and an increase to finance costs, due to the accretion of the lease liability. Relative to the results of applying the previous standard, although actual cash flows are unaffected, the Company’s statement of cash flows will reflect increases in cash flows from operating activities offset equally by decreases in cash flows from financing activities.

Implementation

We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented are not restated. We recognized lease liabilities at September 1, 2019 for leases previously classified as operating leases, measured at the present-value of the lease payments using our incremental borrowing rate at that date, with the corresponding right-of-use asset generally measured at an equal amount, adjusted for any prepaid or accrued rent outstanding as at August 31, 2019.

As permitted by IFRS 16, we applied certain practical expedients to facilitate the initial adoption and ongoing application of IFRS 16 including the following:

•

not separate fixed non-lease components from lease components for certain classes of underlying assets. Each lease component and any associated non-lease components will be accounted for as a single lease component;

•	apply a single discount rate to a portfolio of leases with similar characteristics;

•	exclude initial direct costs from measuring the right-of-use asset as at September 1, 2019; and

•	use hindsight in determining the lease term where the contract contains purchase, extension, or termination options.

On transition, we have not elected the recognition exemptions on short-term leases or low-value leases; however, we may choose to elect these recognition exemptions on a class-by-class basis for new classes and lease-by-lease basis, respectively, in the future.

There was no significant impact for contracts in which we are the lessor.

•

IFRIC 23 Uncertainty over Income Tax Treatments was issued in 2017 to clarify how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. It was required to be applied for annual periods commencing January 1, 2019, which for the Company was the annual period commencing September 1, 2019. The cumulative effect of the initial application of the new standard has been reflected as an adjustment to retained earnings at September 1, 2019. Refer to “Transition adjustments” below for details.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

c)	Transition adjustments

Below is the effect of transition to IFRS 16 and the adoption of IFRIC 23 on our condensed consolidated Statement of Financial Position as at September 1, 2019.

(millions of Canadian dollars)	As reported as at August 31, 2019	Effect of IFRS 16 transition	Effect of IFRIC 23 transition	Subsequent to transition as at September 1, 2019
ASSETS
Current
Cash	1,446	—	—	1,446
Accounts receivable	287	—	—	287
Inventories	86	—	—	86
Other current assets	291	(16)	—	275
Current portion of contract assets	106	—	—	106

	2,216	(16)	—	2,200
Investments and other assets	37	—	—	37
Property, plant and equipment	4,883	1,338	—	6,221
Other long-term assets	195	—	—	195
Deferred income tax assets	4	—	—	4
Intangibles	7,979	—	—	7,979
Goodwill	280	—	—	280
Contract assets	52	—	—	52

	15,646	1,322	—	16,968

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings	40	—	—	40
Accounts payable and accrued liabilities	1,015	—	—	1,015
Provisions	224	—	(5)	219
Income taxes payable	82	—	(11)	71
Current portion of contract liabilities	223	—	—	223
Current portion of long-term debt	1,251	—	—	1,251
Current portion of lease liabilities	—	113	—	113

	2,835	113	(16)	2,932
Long-term debt	4,057	—	—	4,057
Lease liabilities	—	1,211	—	1,211
Other long-term liabilities	75	(2)	—	73
Provisions	79	—	—	79
Deferred credits	425	—	—	425
Contract liabilities	15	—	—	15
Deferred income tax liabilities	1,875	—	38	1,913

	9,361	1,322	22	10,705
Shareholders’ equity				—
Common and preferred shareholders	6,282	—	(22)	6,260
Non-controlling interests in subsidiaries	3	—	—	3

	6,285	—	(22)	6,263

	15,646	1,322	—	16,968

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

Prior to adopting IFRS 16, our total minimum operating lease commitments as at August 31, 2019 was $919 million. The weighted average discount rate applied to the total lease liabilities was 3.50% at September 1, 2019. The difference between the total of the minimum lease payments set out in Note 27 in our 2019 Audited Financial Statements and the total lease liability recognized on transition was a result of:

•	the inclusion of lease payments beyond minimum commitments relating to reasonably certain renewal periods or extension options that had not yet been exercised as at August 31, 2019;

•	the effect of discounting on the minimum lease payments; and

•

certain costs to which we are contractually committed under lease contracts but which do not qualify to be accounted for as a lease liability, such as variable lease payments not tied to an index or rate.

d)	Fiscal 2019 Accounting Policies Updated for IFRS 16

Leases

The following accounting policy applies as of September 1, 2019 following the adoption of IFRS 16. Prior to September 1, 2019, IAS 17 was applied as disclosed in the Company’s 2019 annual consolidated financial statements, as permitted by transition provisions of IFRS 16.

Leases are typically entered into for network infrastructure and equipment, including transponders, and land and buildings relating to the Company’s wireless and wireline networks, office space and retail stores. At inception of a contract, the Company assesses whether the contract contains a lease. A lease contract conveys the right to control the use of an identified asset for a period in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•	the contract involves the use of an identified asset;

•	the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

•	the Company has the right to direct the use of the identified asset.

Lease liabilities are initially measured at the present value of future lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if not readily determinable, the Company’s incremental borrowing rate. A single incremental borrowing rate is applied to a portfolio of leases with similar characteristics.

Lease payments included in the measurement of the lease liability are comprised of:

•	Fixed payments, including in-substance fixed payments;

•	Variable lease payments that depend on an index or rate;

•	Amounts expected to be payable under a residual value guarantee; and

•	Payments relating to purchase options and renewal option periods that are reasonably certain to be exercised, or periods subject to termination options that are not reasonably certain to be exercised.

The initial lease term included in the measurement of the lease liability is comprised of:

•	The non-cancellable period of the lease;

•	Periods covered by options to extend the lease, where the Company is reasonably certain to exercise the option; and

•	Periods covered by options to terminate the lease, where the Company is reasonably certain not to exercise the option.

Lease liabilities are subsequently measured at amortized cost using the effective interest method. Lease liabilities are remeasured when there is a lease modification, and a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero. The interest expense for lease liabilities is recorded in Interest expense in the Consolidated Statements of Income.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

Variable lease payments that do not depend on an index or rate are not included in the measurement of lease liabilities and right-of-use assets. The related payments are expensed in Operating, general and administrative expenses in the period in which the event or condition that triggers those payments occurs.

Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, plus an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The Company presents right-of-use assets in Property, plant and equipment.

If we obtain ownership of the leased asset by the end of the lease term or the costs of the right-of-use asset reflects the exercise of a purchase option, we depreciate the right-of-use asset from the lease commencement date to the end of the useful life of the underlying asset. Otherwise, right-of-use assets are depreciated on a straight-line basis from the commencement date to the earlier of the end of the useful life or the end of the lease term. Right-of-use assets are periodically reduced by impairment losses, if any, and adjusted for certain remeasurements on the related lease liability. The depreciation charge for right-of-use assets is recorded in Amortization – Property, plant and equipment.

Significant Judgments and Estimates

The application of IFRS 16 requires the Company to make judgments that affect the valuation of the lease liabilities and the valuation of right-of-use assets. These include determining whether a contract contains a lease, determining the contract term, including whether or not to exercise renewal or termination options, and determining the interest rate used for discounting future cash flows.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

3.	BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the Chief Executive Officer, the President and the Executive Vice President, Chief Financial & Corporate Development Officer and they review the operating performance of the Company by segments, which are comprised of Wireline and Wireless. The chief operating decision makers utilize adjusted earnings before interest, income taxes, depreciation and amortization (“EBITDA”) for each segment as a key measure in making operating decisions and assessing performance.

The Wireline segment provides Cable telecommunications services including Video, Internet, Wi-Fi, Phone, Satellite Video and data networking through a national fibre-optic backbone network to Canadian consumers, North American businesses and public-sector entities. The Wireless segment provides wireless services for voice and data communications serving customers in Ontario, British Columbia and Alberta.

Both of the Company’s reportable segments are substantially located in Canada. Information on operations by segment is as follows:

Operating information

	Three months ended November 30,
	2019	2018
Revenue
Wireline	1,067	1,083
Wireless	318	272

	1,385	1,355
Intersegment eliminations	(2)	(1)

	1,383	1,354

Adjusted EBITDA(1)
Wireline	517	500
Wireless	71	44

	588	544
Restructuring costs	—	(1)
Amortization	(303)	(262)

Operating income	285	281

Current taxes
Operating	32	50
Other/non-operating	4	(15)

	36	35

(1)

Adjusted EBITDA does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers; the Company defines adjusted EBITDA as revenues less operating, general and administrative expenses. We previously referred to this measure as “Operating income before restructuring and amortization” but have renamed it to better align with language used by various stakeholders of the Company.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended November 30,
	2019	2018
Capital expenditures accrual basis
Wireline	194	195
Wireless	55	66

	249	261

Equipment costs (net of revenue)
Wireline	11	10

Capital expenditures and equipment costs (net)
Wireline	205	205
Wireless	55	66

	260	271

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	270	336
Additions to equipment costs (net)	11	9
Additions to other intangibles	28	34

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	309	379
Increase/(decrease) in working capital and other liabilities related to capital expenditures	(49)	(109)
Decrease in customer equipment financing receivables	—	1

Total capital expenditures and equipment costs (net) reported by segments	260	271

4.	OTHER CURRENT ASSETS

	November 30, 2019	August 31, 2019
Prepaid expenses	94	108
Deferred commission costs(1)	60	59
Wireless handset receivables(2)	122	124

	276	291

(1)	Costs incurred to obtain or fulfill a contract with a customer are capitalized and subsequently amortized as an expense over the average life of a customer.
(2)

As described in the revenue and expenses accounting policy detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2019, these amounts relate to the current portion of wireless handset receivables.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

5.	LEASE LIABILITIES

Below is a summary of the activity related to the Company’s lease liabilities for the three months ended November 30, 2019.

2019
Balance as at September 1, 2019	1,324
Net additions	12
Interest on lease liabilities	11
Interest payments on lease liabilities	(11)
Principal payments of lease liabilities	(30)
Other	—

Balance as at November 30, 2019	1,306

Current	113
Long-term	1,211

Balance as at September 1, 2019	1,324

Current	113
Long-term	1,193

Balance as at November 30, 2019	1,306

6.	SHORT-TERM BORROWINGS

A summary of our accounts receivable securitization program is as follows:

	November 30, 2019	August 31, 2019
Trade accounts receivable sold to buyer as security	448	434
Short-term borrowings from buyer	(120)	(40)

Over-collateralization	328	394

	Three months ended November 30,
	2019	2018
Accounts receivable securitization program, beginning of period	40	40
Proceeds received from accounts receivable securitization	80	—
Repayment of accounts receivable securitization	—	—

Accounts receivable securitization program, end of period	120	40

On December 12, 2019, the Company drew an additional $80 under its accounts receivable securitization program with a Canadian financial institution, bringing the total amount drawn under the program to $200. The program is now fully drawn.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

7.	PROVISIONS

	Asset retirement obligations $	Restructuring (1) $	Other $	Total $
September 1, 2019, as previously reported	78	142	83	303
Transition adjustments	—	—	(5)	(5)

Restated balance as at September 1, 2019	78	142	78	298
Additions	—	—	6	6
Accretion	1	—	—	1
Reversal	—	—	(1)	(1)
Payments	—	(36)	(5)	(41)

Balance as at November 30, 2019	79	106	78	263

Current	—	141	83	224
Long-term	78	1	—	79

Balance as at August 31, 2019	78	142	83	303

Current	—	105	78	183
Long-term	79	1	—	80

Balance as at November 30, 2019	79	106	78	263

(1)

During fiscal 2018, the Company offered a voluntary departure program to a group of eligible employees as part of a total business transformation initiative. A total of $36 has been paid in fiscal 2020. The remaining costs are expected to be paid out within the next 14 months.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

8.	LONG-TERM DEBT

	November 30, 2019				August 31, 2019
	Effective interest rates	Long-term debt at amortized cost(1)	Adjustment for finance costs (1)	Long-term debt repayable at maturity	Long-term debt at amortized cost(1)	Adjustment for finance costs (1)	Long-term debt repayable at maturity
	%	$	$	$	$	$	$
Corporate
Cdn fixed rate senior notes-
5.65% due October 1, 2019	5.69	—	—	—	1,250	—	1,250
5.50% due December 7, 2020	5.55	499	1	500	499	1	500
3.15% due February 19, 2021	3.17	300	—	300	299	1	300
3.80% due November 2, 2023	3.80	498	2	500	498	2	500
4.35% due January 31, 2024	4.35	498	2	500	498	2	500
3.80% due March 1, 2027	3.84	298	2	300	298	2	300
4.40% due November 2, 2028	4.40	496	4	500	496	4	500
6.75% due November 9, 2039	6.89	1,420	30	1,450	1,420	30	1,450

		4,009	41	4,050	5,258	42	5,300
Other
Burrard Landing Lot 2 Holdings Partnership	Various	50	—	50	50	—	50

Total consolidated debt		4,059	41	4,100	5,308	42	5,350
Less current portion(2)		1	—	1	1,251	1	1,252

		4,058	41	4,099	4,057	41	4,098

(1)	Long-term debt is presented net of unamortized discounts and finance costs.
(2)	Current portion of long-term debt includes amounts due within one year in respect of senior notes due October 1, 2019 and the Burrard Landing loans.

On October 1, 2019, the Company repaid $1,250 of 5.65% senior notes at their maturity.

On November 21, 2019, the Company amended the terms of its bank credit facility to extend the maturity date to December 2024. The facility can be used for working capital and general corporate purposes.

Subsequent to quarter-end, on December 9, 2019 the Company issued $800 of senior notes, comprised of $500 principal amount of 3.30% senior notes due 2029 and $300 principal amount of 4.25% senior notes due 2049. The net proceeds of the offering of $792, along with cash on hand, were used to fund the redemption of the $500 principal amount of 5.50% senior notes due 2020 and the $300 principal amount of 3.15% senior notes due 2021.

On December 24, 2019, the Company redeemed the $500 principal amount of 5.50% senior notes due December 7, 2020 and the $300 principal amount of 3.15% senior notes due February 19, 2021. In conjunction with the redemption, the Company paid make whole premiums of $17 and accrued interest of $5.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

9.	SHARE CAPITAL

Changes in share capital during the three months ended November 30, 2019 are as follows:

	Class A Shares		Class B Non-Voting Shares		Series A Preferred Shares		Series B Preferred Shares
	Number	$	Number	$	Number	$	Number	$
August 31, 2019	22,372,064	2	494,389,771	4,310	10,012,393	245	1,987,607	48
Issued upon stock option plan exercises	—	—	147,908	3	—	—	—	—
Issued pursuant to dividend reinvestment plan	—	—	1,445,494	37	—	—	—	—
Shares repurchased	—	—	(832,893)	(8)	—	—	—	—

November 30, 2019	22,372,064	2	495,150,280	4,342	10,012,393	245	1,987,607	48

Normal Course Issuer Bid

On October 29, 2019, the Company announced that it had received approval from the Toronto Stock Exchange (“TSX”) to establish a normal course issuer bid (“NCIB”) program. The program commenced on November 1, 2019 and will remain in effect until October 31, 2020. As approved by the TSX, the Company has the ability to purchase for cancellation up to 24,758,127 Class B Shares representing 5% of all of the issued and outstanding Class B Shares as at October 18, 2019.

During the three months ended November 30, 2019, the Company purchased 919,731 Class B Non-Voting Shares for cancellation for a total cost of approximately $25 under the NCIB. The average book value of the shares repurchased was $8.78 per share and was charged to share capital. The excess of the market price over the average book value, including transaction costs, was approximately $17 and was charged to retained earnings.

From December 1, 2019 to December 31, 2019, the Company purchased an additional 938,273 Class B Non-Voting Shares for cancellation for a total cost of approximately $25 under the NCIB.

Dividend Reinvestment Plan

On October 24, 2019, in accordance with the terms of our Dividend Reinvestment Plan (the “DRIP”), the Company announced that in lieu of issuing shares from treasury, it will satisfy its share delivery obligations under the DRIP by purchasing Class B Shares on the open market. In addition, the Company reduced its discount from 2% to 0% for the Class B Shares delivered under the DRIP. These changes to the DRIP were applied to the dividends payable on November 28, 2019 to shareholders of record on November 15, 2019.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

10.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended November 30,
	2019	2018
Numerator for basic and diluted earnings per share ($)
Net income	162	186
Deduct: dividends on Preferred Shares	(2)	(2)

Net income attributable to common shareholders	160	184

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	518	507
Effect of dilutive securities (1)	—	1

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	518	508

Basic earnings per share ($)
Basic and diluted	0.31	0.36

(1)

The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three months ended November 30, 2019, 4,966,252 (2018 – 6,976,976) options were excluded from the diluted earnings per share calculation.

11.	REVENUE

Contract assets and liabilities

The table below provides a reconciliation of the significant changes to the current and long-term portion of contract assets and liabilities balances during the year.

	Contract Assets	Contract Liabilities
Balance as at September 1, 2019	158	238
Increase in contract assets from revenue recognized during the year	72	—
Contract assets transferred to trade receivables	(40)	—
Contract terminations transferred to trade receivables	(4)	—
Revenue recognized included in contract liabilities at the beginning of the year	—	225
Increase in contract liabilities during the year	—	(234)

Balance as at November 30, 2019	186	229

	Contract Assets	Contract Liabilities
Current	106	223
Long-term	52	15

Balance as at August 31, 2019	158	238

Current	117	214
Long-term	69	15

Balance as at November 30, 2019	186	229

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

Deferred commission cost assets

The table below provides a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the three months ended November 30, 2019. We believe these amounts to be recoverable through the revenue earned from the related contracts. The deferred commission cost assets are presented within other current assets (when they will be amortized into net income within twelve months of the date of the financial statements) or other long-term assets.

Balance as at September 1, 2019	94
Additions to deferred commission cost assets	28
Amortization recognized on deferred commission cost assets	(20)

Balance as at November 30, 2019	102

Current	59
Long-term	35

Balance as at August 31, 2019	94

Current	60
Long-term	42

Balance as at November 30, 2019	102

Commission costs are amortized over a period ranging from 24 to 36 months.

Disaggregation of revenue

	Three months ended November 30,
	2019	2018
Services
Wireline—Consumer(1)	924	945
Wireline—Business(1)	143	138
Wireless	196	166

	1,263	1,249

Equipment and other
Wireless	122	106

	122	106

Intersegment eliminations	(2)	(1)

Total revenue	1,383	1,354

(1)

As a result of a realignment of management responsibilities, revenues relating to the Wholesale TPIA Services and Broadcast Services operations, previously reported under the Business division are now reported as part of the Consumer division. Fiscal 2019 results have been restated to reflect this change.

Remaining performance obligations

The following table includes revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as at November 30, 2019.

	Within	Within
	1 year	2 years	Total
Wireline	2,027	929	2,956
Wireless	397	156	553

Total	2,424	1,085	3,509

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

When estimating minimum transaction prices allocated to the remaining unfilled, or partially unfulfilled, performance obligations, Shaw applied the practical expedient to not disclose information about remaining performance obligations that have original expected duration of one year or less and for those contracts where we bill the same value as that which is transferred to the customer.

12.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended November 30,
	2019	2018
Employee salaries and benefits(1)	157	162
Purchase of goods and services	638	649

	795	811

(1)	For the three months ended November 30, 2019, employee salaries and benefits include $nil (2018 - $1) in restructuring costs.

13.	OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the three months ended November 30, 2019 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	—	—	—
Share of other comprehensive income of associates	—	—	—

	—	—	—
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	7	(2)	5

	7	(2)	5

Components of other comprehensive income and the related income tax effects for the three months ended November 30, 2018 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	1	—	1
Share of other comprehensive income of associates	1	—	1

	2	—	2
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	12	(3)	9

	14	(3)	11

Accumulated other comprehensive loss is comprised of the following:

	November 30, 2019	August 31, 2019
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	1	1
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(90)	(95)

	(89)	(94)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

14.	STATEMENTS OF CASH FLOWS

(i)	Funds flow from continuing operations

	Three months ended November 30,
	2019	2018
Net income from continuing operations	162	186
Adjustments to reconcile net income to funds flow from operations:
Amortization	304	263
Deferred income tax expense	12	20
Share-based compensation	—	1
Defined benefit pension plans	(2)	3
Equity income of an associate or joint venture	—	(23)
Net change in contract asset balances	(28)	(10)
Other	2	(2)

Funds flow from continuing operations	450	438

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended November 30,
	2019	2018
Interest paid	109	87
Income taxes paid (net of refunds)	34	52
Interest received	4	1

(iii)	Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended November 30,
	2019	2018
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	37	53

15.	FAIR VALUE

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments

The fair value of financial instruments has been determined as follows:

(i) Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii) Investments and other assets and other long-term assets

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at approximate fair value. No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii) Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market values. Other notes and debentures are valued based upon current trading values for similar instruments.

(iv) Other long-term liabilities

The fair value of contingent consideration arising from a business acquisition is determined by calculating the present value of the probability weighted assessment of the likelihood that revenue targets will be met and the estimated timing of such payments.

(v) Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

The carrying values and estimated fair values of long-term debt and a contingent liability are as follows:

	November 30, 2019		August 31, 2019
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Liabilities
Long-term debt (including current portion)(1)	4,059	4,740	5,308	6,014

(1)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

16.	SUBSEQUENT EVENTS

On December 9, 2019 the Company issued $800 of senior notes, comprised of $500 principal amount of 3.30% senior notes due 2029 and $300 principal amount of 4.25% senior notes due 2049. The net proceeds of the offering of $792, along with cash on hand, were used to fund the redemption of the $500 principal amount of 5.50% senior notes due 2020 and the $300 principal amount of 3.15% senior notes due 2021.

On December 12, 2019, the Company drew an additional $80 under its accounts receivable securitization program with a Canadian financial institution, bringing the total amount drawn under the program to $200. The program is now fully drawn.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

On December 24, 2019, the Company redeemed the $500 principal amount of 5.50% senior notes due December 7, 2020 and the $300 principal amount of 3.15% senior notes due February 19, 2021. In conjunction with the redemption, the Company paid make whole premiums of $17 and accrued interest of $5.

From December 1, 2019 to December 31, 2019, the Company purchased an additional 938,273 Class B Non-Voting Shares for cancellation for a total cost of approximately $25 under the NCIB.